SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

TILLY’S, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

886885-102

(CUSIP Number)

DECEMBER 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS TL ANNUITY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,701,228 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,701,228 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,701,228 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1% (2)
12	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Represents shares of Class B Common Stock held by the TL Annuity Trust, of which Amy Shaked and Netta Schroer-Shaked are co-trustees with shared voting and dispositive power. Does not include 1,701,228 shares of Class B Common Stock held by the HS Annuity Trust, of which Ms. Shaked and Ms. Schroer-Shaked also are the co-trustees, which shares are being reported on a separate Schedule 13G filed as of the date hereof.

(2)	Assumes the conversion of all shares of Class B Common Stock into shares of Class A Common Stock on a one-for-one basis and is based upon 11,370,639 shares of Class A Common Stock and 16,642,366 shares of Class B Common Stock outstanding as of December 5, 2013, as reported in the Issuer’s most recent Form 10-Q filed on December 10, 2013. Holders of Class B Common Stock are entitled to ten votes per share on all matters to be voted on by the Issuer’s common stockholders. The shares held by the TL Annuity Trust represent 9.6% of the total voting power of the Issuer’s outstanding common stock.

SCHEDULE 13G

CUSIP No.: 886885-102

1	NAMES OF REPORTING PERSONS AMY SHAKED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 11,250(1)
	6	SHARED VOTING POWER 1,701,228(2)
	7	SOLE DISPOSITIVE POWER 11,250(1)
	8	SHARED DISPOSITIVE POWER 1,701,228(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,712,478
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%(3)
12	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Represents shares of Class A Common Stock underlying options held by Amy Shaked which are exercisable within 60 days of December 31, 2013.

(2)	Represents shares of Class B Common Stock held by the TL Annuity Trust, of which Amy Shaked and Netta Schroer-Shaked are co-trustees with shared voting and dispositive power. Does not include 1,701,228 shares of Class B Common Stock held by the HS Annuity Trust, of which Ms. Shaked and Ms. Schroer-Shaked also are the co-trustees, which shares are being reported on a separate Schedule 13G filed as of the date hereof.

(3)	Assumes the conversion of all shares of Class B Common Stock into shares of Class A Common Stock on a one-for-one basis and is based upon 11,370,639 shares of Class A Common Stock and 16,642,366 shares of Class B Common Stock outstanding as of December 5, 2013, as reported in the Issuer’s most recent Form 10-Q filed on December 10, 2013. Holders of Class B Common Stock are entitled to ten votes per share on all matters to be voted on by the Issuer’s common stockholders. The shares held by the TL Annuity Trust represent 9.6% of the total voting power of the Issuer’s outstanding common stock.

SCHEDULE 13G

CUSIP No.: 886885-102

1	NAMES OF REPORTING PERSONS NETTA SCHROER-SHAKED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 20,000(1)
	6	SHARED VOTING POWER 1,701,228(2)
	7	SOLE DISPOSITIVE POWER 20,000(1)
	8	SHARED DISPOSITIVE POWER 1,701,228(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,721,228
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1% (3)
12	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Represents shares of Class A Common Stock underlying options held by Netta Schroer-Shaked which are exercisable within 60 days of December 31, 2013.

(2)	Represents shares of Class B Common Stock held by the TL Annuity Trust, of which Amy Shaked and Netta Schroer-Shaked are co-trustees with shared voting and dispositive power. Does not include 1,701,228 shares of Class B Common Stock held by the HS Annuity Trust, of which Ms. Shaked and Ms. Schroer-Shaked also are the co-trustees, which shares are being reported on a separate Schedule 13G filed as of the date hereof.

(3)	Assumes the conversion of all shares of Class B Common Stock into shares of Class A Common Stock on a one-for-one basis and is based upon 11,370,639 shares of Class A Common Stock and 16,642,366 shares of Class B Common Stock outstanding as of December 5, 2013, as reported in the Issuer’s most recent Form 10-Q filed on December 10, 2013. Holders of Class B Common Stock are entitled to ten votes per share on all matters to be voted on by the Issuer’s common stockholders. The shares held by the TL Annuity Trust represent 9.6% of the total voting power of the Issuer’s outstanding common stock.

CUSIP No.: 886885-102	SCHEDULE 13G

Item 1	(a).		Name of Issuer:
Tilly’s, Inc.
Item 1	(b).		Address of Issuer’s Principal Executive Offices:
10 Whatney Irvine, CA 92618
Item 2	(a).		Name of Person(s) Filing:
TL Annuity Trust (the “Trust”) Amy Shaked Netta Schroer-Shaked
Item 2	(b).		Address of Principal Business Office or, if none, Residence:
Principal business office for the Trust:
10 Whatney Irvine, CA 92618
Principal business office for Ms. Shaked and Ms. Schroer-Shaked:
12 Whatney Irvine, CA 92618
Item 2	(c).		Citizenship:
		TL Annuity Trust Amy Shaked Netta Schroer-Shaked	California United States United States
Item 2	(d).		Title of Class of Securities:
Class A Common Stock
Item 2	(e).		CUSIP Number:
886885-102
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)		☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
	(b)		☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 78c).
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	TL Annuity Trust:		Amy Shaked:		Netta Schroer- Shaked:
(a) Amount beneficially owned:	1,701,228	(1)	1,712,478	(1,3)	1,721,228	(1,3)
(b) Percent of class:	6.1	%(2)	6.1	%(2)	6.1	%(2)
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:	1,701,228	(1)	11,250	(3)	20,000	(3)
(ii) Shared power to vote or to direct the vote:	—		1,701,228	(1)	1,701,228	(1)
(iii) Sole power to dispose or to direct the disposition of:	1,701,228	(1)	11,250	(3)	20,000	(3)
(iv) Shared power to dispose or to direct the disposition of:	—		1,701,228	(1)	1,701,228	(1)

(1)	Represents Class B Common Stock held by the TL Annuity Trust, of which Ms. Amy Shaked and Ms. Netta Schroer-Shaked are co-trustees with shared voting and dispositive power. Does not include 1,701,228 shares of Class B Common Stock held by the HS Annuity Trust, of which Ms. Shaked and Ms. Schroer-Shaked also are the co-trustees, which shares are being reported on a separate Schedule 13G filed as of the date hereof.

(2)

Assumes the conversion of all shares of Class B Common Stock into shares of Class A Common Stock on a one-for-one basis and is based upon 11,370,639 shares of Class A Common Stock and 16,642,366 shares of Class B Common Stock outstanding as of December 5, 2013, as reported in the Issuer’s most recent Form 10-Q filed on December 10, 2013. Holders of Class B Common Stock are entitled to ten votes per share on all matters to be voted on by the Issuer’s common stockholders. The shares held by the TL Annuity Trust represent 9.6% of the total voting power of the Issuer’s outstanding common stock.

(3)	Represents shares of Class A Common Stock underlying options which are exercisable within 60 days of December 31, 2013.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

☐ Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.
Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not applicable.
Item 8.	Identification and Classification of Members of the Group:
Not applicable.
Item 9.	Notice of Dissolution of Group:
Not applicable.
Item 10.	Certification:
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

TL ANNUITY TRUST

By:	/s/ Amy Shaked
Amy Shaked
Co-Trustee

By:	/s/ Netta Schroer-Shaked
Netta Schroer-Shaked
Co-Trustee

By:	/s/ Amy Shaked
Amy Shaked

By:	/s/ Netta Schroer-Shaked
Netta Schroer-Shaked

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement.

IN WITNESS WHEREOF, the undersigned hereby executed this Agreement as of February 14, 2014.

TL ANNUITY TRUST

By:	/s/ Amy Shaked
Amy Shaked
Co-Trustee

By:	/s/ Netta Schroer-Shaked
Netta Schroer-Shaked
Co-Trustee

By:	/s/ Amy Shaked
Amy Shaked

By:	/s/ Netta Schroer-Shaked
Netta Schroer-Shaked